For period ending May 31, 2007
Exhibit 77Q(2)

File number 811-8765

Managed High Yield Plus Fund Inc.

Section 16(a) Beneficial Ownership Reporting Compliance

The registrant is not aware of any outstanding report required to be filed pursuant to Section 16(a) of the Securities Exchange Act of 1934 by any board member or officer. During the fiscal year ended May 31, 2007, Mrs. Higgins, a board member, failed to timely file a report of an initial purchase of registrant shares on Form 4.